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UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE 13D

UNDER THE SECURITIES EXCHANGE ACT OF 1934

(Amendment No. 1)*

BJ’s Wholesale Club, Inc.

(Name of Issuer)

Common Stock, $0.01 par value

(Title of Class of Securities)

05548J106

(CUSIP Number)

Jennifer Bellah Maguire Gibson, Dunn & Crutcher LLP 333 South Grand Avenue Los Angeles, California 90071-3197 (213) 229-7986

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

March 21, 2011

(Date of Event Which Requires Filing of Statement on Schedule 13D)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), checking the following box.  ☐

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 05548J 10 6	Schedule 13D	Page 2 of 12 Pages

(1)	Name of Reporting Persons: I.R.S. Identification No. of Above Persons (entities only): Green Equity Investors V, L.P.
(2)	Check the Appropriate Box if a Member of a Group (See Instructions): (a) ☒ (b) ☐
(3)	SEC Use Only:
(4)	Source of Funds (See Instructions):
(5)	Check Box if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e): ☐
(6)	Citizenship or Place of Organization: Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	(7)	Sole Voting Power 0
	(8)	Shared Voting Power 5,100,000 (includes Shares underlying call options; see Item 5)[1]
	(9)	Sole Dispositive Power 0
	(10)	Shared Dispositive Power 5,100,000 (includes Shares underlying call options; see Item 5)[1]
(11)	Aggregate Amount Beneficially Owned by Each Reporting Person: 5,100,000 (includes Shares underlying call options; see Item 5)[1]
(12)	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions): ☐
(13)

Percent of Class Represented by Amount in Row (11):

    9.3% beneficial ownership of the voting stock based upon 54,602,642 shares of Common Stock outstanding as reported in the Issuer’s 10-Q for the quarter ended October 30, 2010.

(14)	Type of Reporting Person (See Instructions): PN

[1]	Please refer to Item 5 of the Schedule 13D amended hereby.

CUSIP No. 05548J 10 6	Schedule 13D	Page 3 of 12 Pages

(1)	Name of Reporting Persons: I.R.S. Identification No. of Above Persons (entities only): Green Equity Investors Side V, L.P.
(2)	Check the Appropriate Box if a Member of a Group (See Instructions): (a) ☒ (b) ☐
(3)	SEC Use Only:
(4)	Source of Funds (See Instructions):
(5)	Check Box if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e): ☐
(6)	Citizenship or Place of Organization: Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	(7)	Sole Voting Power 0
	(8)	Shared Voting Power 5,100,000 (includes Shares underlying call options; see Item 5)[1]
	(9)	Sole Dispositive Power 0
	(10)	Shared Dispositive Power 5,100,000 (includes Shares underlying call options; see Item 5)[1]
(11)	Aggregate Amount Beneficially Owned by Each Reporting Person: 5,100,000 (includes Shares underlying call options; see Item 5)[1]
(12)	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions): ☐
(13)

Percent of Class Represented by Amount in Row (11):

    9.3% beneficial ownership of the voting stock based upon 54,602,642 shares of Common Stock outstanding as reported in the Issuer’s 10-Q for the quarter ended October 30, 2010.

(14)	Type of Reporting Person (See Instructions): PN

[1]	Please refer to Item 5 of the Schedule 13D amended hereby.

CUSIP No. 05548J 10 6	Schedule 13D	Page 4 of 12 Pages

(1)	Name of Reporting Persons: I.R.S. Identification No. of Above Persons (entities only): GEI Capital V, LLC
(2)	Check the Appropriate Box if a Member of a Group (See Instructions): (a) ☐ (b) ☐
(3)	SEC Use Only:
(4)	Source of Funds (See Instructions):
(5)	Check Box if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e): ☐
(6)	Citizenship or Place of Organization: Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	(7)	Sole Voting Power 0
	(8)	Shared Voting Power 5,100,000 (includes Shares underlying call options; see Item 5)[1]
	(9)	Sole Dispositive Power 0
	(10)	Shared Dispositive Power 5,100,000 (includes Shares underlying call options; see Item 5)[1]
(11)	Aggregate Amount Beneficially Owned by Each Reporting Person: 5,100,000 (includes Shares underlying call options; see Item 5)[1]
(12)	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions): ☐
(13)

Percent of Class Represented by Amount in Row (11):

    9.3% beneficial ownership of the voting stock based upon 54,602,642 shares of Common Stock outstanding as reported in the Issuer’s 10-Q for the quarter ended October 30, 2010.

(14)	Type of Reporting Person (See Instructions): OO (Limited Liability Company)

[1]	Please refer to Item 5 of the Schedule 13D amended hereby.

CUSIP No. 05548J 10 6	Schedule 13D	Page 5 of 12 Pages

(1)	Name of Reporting Persons: I.R.S. Identification No. of Above Persons (entities only): Green V Holdings, LLC
(2)	Check the Appropriate Box if a Member of a Group (See Instructions): (a) ☐ (b) ☐
(3)	SEC Use Only:
(4)	Source of Funds (See Instructions):
(5)	Check Box if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e): ☐
(6)	Citizenship or Place of Organization: Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	(7)	Sole Voting Power 0
	(8)	Shared Voting Power 5,100,000 (includes Shares underlying call options; see Item 5)[1]
	(9)	Sole Dispositive Power 0
	(10)	Shared Dispositive Power 5,100,000 (includes Shares underlying call options; see Item 5)[1]
(11)	Aggregate Amount Beneficially Owned by Each Reporting Person: 5,100,000 (includes Shares underlying call options; see Item 5)[1]
(12)	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions): ☐
(13)

Percent of Class Represented by Amount in Row (11):

    9.3% beneficial ownership of the voting stock based upon 54,602,642 shares of Common Stock outstanding as reported in the Issuer’s 10-Q for the quarter ended October 30, 2010.

(14)	Type of Reporting Person (See Instructions): OO (Limited Liability Company)

[1]	Please refer to Item 5 of the Schedule 13D amended hereby.

CUSIP No. 05548J 10 6	Schedule 13D	Page 6 of 12 Pages

(1)	Name of Reporting Persons: I.R.S. Identification No. of Above Persons (entities only): Leonard Green & Partners, L.P.
(2)	Check the Appropriate Box if a Member of a Group (See Instructions): (a) ☐ (b) ☐
(3)	SEC Use Only:
(4)	Source of Funds (See Instructions):
(5)	Check Box if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e): ☐
(6)	Citizenship or Place of Organization: Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	(7)	Sole Voting Power 0
	(8)	Shared Voting Power 5,100,000 (includes Shares underlying call options; see Item 5)[1]
	(9)	Sole Dispositive Power 0
	(10)	Shared Dispositive Power 5,100,000 (includes Shares underlying call options; see Item 5)[1]
(11)	Aggregate Amount Beneficially Owned by Each Reporting Person: 5,100,000 (includes Shares underlying call options; see Item 5)[1]
(12)	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions): ☐
(13)

Percent of Class Represented by Amount in Row (11):

    9.3% beneficial ownership of the voting stock based upon 54,602,642 shares of Common Stock outstanding as reported in the Issuer’s 10-Q for the quarter ended October 30, 2010.

(14)	Type of Reporting Person (See Instructions): PN

[1]	Please refer to Item 5 of the Schedule 13D amended hereby.

CUSIP No. 05548J 10 6	Schedule 13D	Page 7 of 12 Pages

(1)	Name of Reporting Persons: I.R.S. Identification No. of Above Persons (entities only): LGP Management, Inc.
(2)	Check the Appropriate Box if a Member of a Group (See Instructions): (a) ☐ (b) ☐
(3)	SEC Use Only:
(4)	Source of Funds (See Instructions):
(5)	Check Box if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e): ☐
(6)	Citizenship or Place of Organization: Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	(7)	Sole Voting Power 0
	(8)	Shared Voting Power 5,100,000 (includes Shares underlying call options; see Item 5)[1]
	(9)	Sole Dispositive Power 0
	(10)	Shared Dispositive Power 5,100,000 (includes Shares underlying call options; see Item 5)[1]
(11)	Aggregate Amount Beneficially Owned by Each Reporting Person: 5,100,000 (includes Shares underlying call options; see Item 5)[1]
(12)	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions): ☐
(13)

Percent of Class Represented by Amount in Row (11):

    9.3% beneficial ownership of the voting stock based upon 54,602,642 shares of Common Stock outstanding as reported in the Issuer’s 10-Q for the quarter ended October 30, 2010.

(14)	Type of Reporting Person (See Instructions): CO

[1]	Please refer to Item 5 of the Schedule 13D amended hereby.

CUSIP No. 05548J 10 6	Schedule 13D	Page 8 of 12 Pages

ITEM 1.	SECURITY AND ISSUER

This Amendment No. 1 to Schedule 13D (this “Amendment”) relates to shares (the “Shares”) of Common Stock, par value $0.01 per share (the “Common Stock”) of BJ’s Wholesale Club, Inc., a Delaware corporation (the “Issuer”).

The address of the Issuer’s principal executive offices is One Mercer Road, Natick, Massachusetts 01760.

ITEM 2.	IDENTITY AND BACKGROUND

The disclosure provided in Item 2 of the Schedule 13D amended hereby is updated by the following, to reflect changes to the directors and executive officers of LGP Management, Inc., a Delaware corporation (“LGPM”):

(a)	The names of the directors and executive officers of LGPM are set forth on Schedule 1, which is incorporated herein by reference.

(b)	The address of each of the directors and executive officers of LGPM is 11111 Santa Monica Boulevard, Suite 2000, Los Angeles, California 90025.

(c)	The present principal occupation of each of the directors and officers of LGPM is set forth on Schedule 1, which is incorporated herein by reference.

(d)	None of the persons referred to in paragraph (a) above has been convicted in a criminal proceeding during the last five years.

(f)	Each of J. Kristofer Galashan, Michael J. Kirton, and Todd M. Purdy is a Canadian citizen. All other directors and officers of LGPM are United States citizens.

ITEM 4.	PURPOSE OF TRANSACTION

The disclosure provided in Item 4 of the Schedule 13D amended hereby is updated to include the following additional disclosure:

On February 3, 2011, the Issuer publicly announced its intention to explore and evaluate strategic alternatives, including a possible sale of the Issuer. On March 21, 2011, Leonard Green & Partners, L.P., a Delaware limited partnership (“LGP”) and the Issuer entered into a Confidentiality Agreement (the “Confidentiality Agreement”), pursuant to which the Issuer agreed to provide to LGP certain confidential information concerning the business and properties of the Issuer (the “Evaluation Material”). LGP intends to participate in the process to be conducted by the Issuer, to review the Evaluation Material, and to evaluate a potential acquisition of the Issuer, or any related transaction (the “Potential Transaction”), by entities affiliated with LGP.

CUSIP No. 05548J 10 6	Schedule 13D	Page 9 of 12 Pages

Pursuant to the terms of the Confidentiality Agreement, LGP has agreed, among other things, to certain provisions that restrict the ability of LGP, LGPM, Green Equity Investors V, L.P., a Delaware limited partnership (“GEI V”), Green Equity Investors Side V, L.P., a Delaware limited partnership (“GEI Side V”), GEI Capital V, LLC, a Delaware limited liability company (“Capital”), or Green V Holdings, LLC, a Delaware limited liability company (“Holdings”) (collectively, the “Reporting Persons”) to directly or indirectly acquire additional securities of the Issuer prior to March 21, 2012. However, under certain circumstances set forth in the Confidentiality Agreement, such restrictions will terminate prior to March 21, 2012.

LGP may, from time to time, on behalf of entities affiliated with LGP, and without further amendment to this statement, submit to the Issuer indications of interest or proposals with respect to pursuing the Potential Transaction. There is no assurance that any Reporting Person will submit any such indications of interest or proposals or that any Reporting Person will reach an agreement with the Issuer with respect to the Potential Transaction. The description of the Confidentiality Agreement herein is qualified in its entirety by reference to the Confidentiality Agreement, a copy of which is attached as Exhibit 7.1 to this Amendment and incorporated herein by reference.

ITEM 6.	CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER

The disclosure provided in Item 6 of the Schedule 13D amended hereby is updated to include the following additional disclosure:

On March 21, 2011, LGP and the Issuer entered into the Confidentiality Agreement, the discussion of which in Item 4 hereof is hereby incorporated into this Item 6 by reference.

Except as otherwise described herein, none of the Reporting Persons is party to any contract, arrangement, understanding or relationship with respect to any securities of the Issuer, including but not limited to the transfer or voting of any of the securities, finder’s fees, joint ventures, loan or option agreements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies.

ITEM 7.	MATERIAL TO BE FILED AS EXHIBITS

7.1	Confidentiality Agreement by and between Leonard Green and Partners, L.P. and BJ’s Wholesale Club, Inc., dated March 21, 2011.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, each of the undersigned certifies that the information set forth in this Schedule 13D is true, complete and correct.

Dated as of March 22, 2011

Green Equity Investors V, L.P.
By: GEI Capital V, LLC, its General Partner

By:	/s/ MICHAEL GENNARO
Name:	Michael Gennaro
Title:	Chief Operating Officer and Secretary

Green Equity Investors Side V, L.P.
By: GEI Capital V, LLC, its General Partner

By:	/s/ MICHAEL GENNARO
Name:	Michael Gennaro
Title:	Chief Operating Officer and Secretary

GEI Capital V, LLC

By:	/s/ MICHAEL GENNARO
Name:	Michael Gennaro
Title:	Chief Operating Officer and Secretary

Green V Holdings, LLC

By:	/s/ MICHAEL GENNARO
Name:	Michael Gennaro
Title:	Chief Operating Officer and Secretary

Leonard Green & Partners, L.P.
By: LGP Management, Inc., its General Partner

By:	/s/ MICHAEL GENNARO
Name:	Michael Gennaro
Title:	Chief Operating Officer and Secretary

LGP Management, Inc.

By:	/s/ MICHAEL GENNARO
Name:	Michael Gennaro
Title:	Chief Operating Officer and Secretary

CUSIP No. 05548J 10 6	Schedule 13D	Page 11 of 12 Pages

EXHIBIT INDEX

EXHIBIT NO.	DESCRIPTION

7.1	Confidentiality Agreement by and between Leonard Green and Partners, L.P. and BJ’s Wholesale Club, Inc., dated March 21, 2011.

CUSIP No. 05548J 10 6	Schedule 13D	Page 12 of 12 Pages

SCHEDULE 1

Directors and Executive Officers of LGPM

Name	Position with LGPM
John G. Danhakl	Director, Executive Vice President and Managing Partner
Peter J. Nolan	Director, Executive Vice President and Managing Partner
Jonathan D. Sokoloff	Director, Executive Vice President and Managing Partner
Michael Gennaro	Chief Operating Officer and Secretary
Cody L. Franklin	Chief Financial Officer and Assistant Secretary
Jonathan A. Seiffer	Senior Vice President
John M. Baumer	Senior Vice President
Timothy J. Flynn	Senior Vice President
James D. Halper	Senior Vice President
Michael J. Connolly	Senior Vice President
Todd M. Purdy	Senior Vice President
Michael S. Solomon	Senior Vice President
Usama N. Cortas	Principal
J. Kristofer Galashan	Principal
Alyse M. Wagner	Principal
Michael J. Kirton	Vice President
Oliver U. Nordlinger	Vice President
John Y. Yoon	Vice President
Lily W. Chang	Vice President – Procurement
Lance J.T. Schumacher	Vice President – Tax